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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 6-K


                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    Under the Securities Exchange Act of 1934


                           For the month of June 2004


                            Deutsche Bank Corporation
                 (Translation of Registrant's Name Into English)

                        Deutsche Bank Aktiengesellschaft
                                 Taunusanlage 12
                             60325 Frankfurt am Main
                                     Germany
                    (Address of Principal Executive Offices)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                            Form 20-F X     Form 40-F
                                     ---             ---

                  Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes          No X
                                      ---         ---

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         This Report on Form 6-K contains a press release of June 30, 2004 by which Deutsche Bank AG announces that it has completed its share buyback program which started in the third quarter 2003 and that it will continue to buy back its own shares under the terms of the authorization granted at the Annual General Meeting of June 2, 2004.

Forward-looking statements contain risks

         This Report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this Report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

         By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues; potential defaults of borrowers or trading counterparties; the reliability of our risk management policies, procedures and methods; and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of March 25, 2004 in the section "Risk Factors." Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

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DEUTSCHE BANK COMPLETES SHARE BUYBACK PROGRAM
FURTHER SHARE BUYBACKS ANNOUNCED

FRANKFURT AM MAIN, 30 June 2004 - Deutsche Bank (XETRA: DBKGn.DE / NYSE: DB) has completed the share buyback program which started in the third quarter 2003. Up to 28 June 2004, a total of 58,185,424 shares (10% of the share capital) were repurchased at an average price of EUR 64.62, for a total consideration of EUR
3.76 billion.

The Board of Managing Directors of Deutsche Bank has made the decision to cancel 38,000,000 shares. The corresponding reduction of share capital will be filed shortly for entry into the Commercial Register. After registration, the share capital will consist of 543,854,246 shares. The remaining shares from the buyback program were used to support Deutsche Bank's equity-based staff compensation program.

Deutsche Bank will continue to buy back its own shares under the terms of the existing authorization granted at this year's Annual General Meeting. This provides for a potential repurchase of up to 45.5 million shares or 8.4 % of the reduced share capital. The authorization expires in November 2005.

Dr. Josef Ackermann, Chairman of the Group Executive Committee, said: "The recent dividend increase and the continuation of share buybacks demonstrates our ongoing commitment to return excess capital to our shareholders in a timely manner."

The buybacks will be again executed systematically by direct purchases of shares in the spot market and potentially through the use of derivatives. Deutsche Bank intends to use the repurchased shares not only to further reduce its share capital but also to support potential future equity-based compensation programs.

All transactions will be managed in such a way that Deutsche Bank's core capital ratio will not fall below the target range of eight to nine percent. The bank will regularly publish information on the progress of the buyback program.

Details can be called up from the Internet website at www.deutsche-bank.com/ir under the heading "Share Information / Share Buy Back Program".

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         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              DEUTSCHE BANK AKTIENGESELLSCHAFT


Date:   June 30, 2004
                                              By: /s/ Butzke
                                                 -------------------------------
                                                 Name:  Volker Butzke
                                                 Title: Senior Counsel


                                              By: /s/ M. Otto
                                                 -------------------------------
                                                 Name:  Mathias Otto
                                                 Title: Senior Counsel